PE
9-1-02

RECD S.E.C.

SEP 1 8 2002

1086

02057941

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2002

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

PROCESSED
SEP 1 9 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company's outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers' demand, including general economic conditions, industry trends, and increased competition in each of the Company's markets; the Company's ability to implement successfully its cost reduction program; the Company's intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Press Release

TRANSFER OF DISTRIBUTION NETWORK FROM ENEL TO AEM MILANO

Rome/Milan, August 7, 2002 – Enel and AEM Milano, following a number of recent meetings, intend to set in motion the necessary procedures for the transfer to the latter of the electricity distribution network of the municipalities of Milan and Rozzano (about 385,000 customers with 4,500 kilometers of medium- and low-voltage power lines).
The transfer will take place on the conditions established on March 31, 2001, by the arbitration panel - appointed in accordance with the provisions of the Bersani Decree - which had identified the value of that corporate unit at 423.5 million euros, notwithstanding the continuation of legal action before the Milan judicial authorities, Enel having challenged the determination of the arbitration panel with regard to the value of the corporate unit in question.

Press Release

ENELPOWER: GIORGIO DE PANNO APPOINTED AS CHIEF EXECUTIVE OFFICER

Rome, August 7, 2002 - The Board of Directors of Enelpower today took note of the resignation of Board member and Chief Executive Officer Luigi Giuffrida and co-opted Giorgio de Panno, to whom the role and powers of Chief Executive Officer have been conferred.

De Panno comes from SNIA where, from 1998 as Chief Executive Officer of Caffaro S.p.A., he led the "chemicals and energy" sector. He has extensive experience in engineering, having held senior positions at Tecnimont, the Fochi Group and Fisia Italimpianti.

The Board of Enelpower thanked Mr. Giuffrida, who will remain within the Enel Group, for his contribution, in recent years, to the development of the Company.

Enel

Press Release

Rome, August 31, 2002 – For the purposes of providing correct information to the market and to shareholders, Enel announces that the government provision suspending increases to electricity tariffs will reduce Group revenues, for the three months of the decree's validity, by about 40 million euros, net of any adjustments relative to the last two-month billing period of the year, as stated in the present regulations.

Enel hopes that the price performance of petroleum products will allow firms to absorb these losses or that, after the phase of suspension, measures will be implemented that will compensate electricity companies for their higher costs.

The tariff increase decided by the relevant Authority of 0.12 c€/kWh (2.4 lire per kWh), which the government suspended, is linked exclusively to fuel price dynamics, which represent an uncontrollable cost for companies.

Enel

__Press Release__

ENEL GREEN POWER (Enel Group) TO BUILD NINE WIND POWER PLANTS

A new significant step in the development of its wind power capacity

Rome, September 4, 2002 - Enel Green Power, the Enel Group company which is the world leader in renewable energy, will build nine wind-energy power plants in Sicily, Sardinia, Basilicata and Molise. With an estimated production capacity of 300 million kWh, the plants are capable of satisfying the needs of about 130,000 families with renewable energy, saving about 70,000 tons of fuel.

Thanks to this project, Enel confirms its commitment to the development of renewable sources aimed at meeting the Kyoto objectives.

Enel Green Power is thus proceeding with initiatives that will increase its wind power capacity, which now stands at 153 MW installed, in Italy and the Americas.

The Italian group IWT won the first contest for the supply of the wind energy machinery needed for the realization of the plants, a contract worth a total 89 million euros.

Enel Green Power is the world leader in the production of electricity from renewable sources. It now counts over 2,600 MW of installed capacity distributed among wind, geothermal, hydroelectric, photovoltaic, biomass and biogas plants. As well as in Italy, the company operates in the United States, Canada, Costa Rica, Guatemala, El Salvador and Chile.

Enel

Press Release

ENEL BOARD APPROVES GUIDELINES FOR NEW INDUSTRIAL PLAN AND RESULTS FOR THE FIRST HALF OF 2002

Scaroni: "Enel will focus on energy"

Greater operational efficiencies, focus on customer service, electricity and gas synergy along the value chain

Wind, the growth continues. Once financial independence is reached, all strategic options will be considered in a more favorable market

ENEL GROUP RESULTS FIRST HALF 2002

NET INCOME: 1,375 MILLION EUROS (+41.3%)
REVENUE: 14,404 MILLION EUROS (-2.4%)
EBITDA: 3,869 MILLION EUROS (-11.7%)
EBIT: 1,448 MILLION EUROS (-27.3%)
NET FINANCIAL DEBT: 23,932 MILLION EUROS

Milan, September 12, 2002 – The Board of Enel met today, under the chairmanship of Piero Gnudi, and examined and approved the main guidelines of the strategic and industrial plan, and the consolidated results for the six months to June 30, 2002.
The main guidelines for the future industrial plan call for a focus on the core energy business (electricity and gas), a reassessment of the diversified businesses developed to date, and close attention to operational efficiencies. Opportunities for growth will be closely evaluated and only taken into consideration if strategically important and profitable on a stand-alone basis.

Generation and Energy management
Cost leadership - disciplined international growth

- Improve the fuel mix by bringing hydroelectric plants, low-cost fuel (coal, orimulsion) and high-efficiency capacity (combined cycle using natural gas) from 50% to 75%. This will lead to a reduction in production costs, below the level of new entrants.

- International expansion: evaluate opportunities selectively, choosing only those that are profitable on a stand-alone basis: in European countries that offer opportunities for integrated energy management across borders; in Iberia, where Enel is already present; in Central and Eastern Europe, participating with Enel's specific expertise in the privatization of state owned electricity operators; throughout the world in renewable energy, where Enel is already the leader with 2,500 MW of capacity and where margins are attractive.

Networks
More quality, lower costs

- Enel is already among the most efficient players in Italy in electricity and gas network management both in terms of costs and quality of service; in 2001 it was the only company awarded for having exceeded the quality targets set by the regulator. The synergy in electricity and gas distribution will bring additional benefits.

Sales
Ready for free competition

- The liberalization of energy markets is a great opportunity. Enel can count on a very strong brand, on an extensive national commercial structure, and an offer of both electricity and gas to eligible customers.

Telecommunications
Defending the investment, evaluating all options

- Wind is coming out of its start-up phase, which has been a success. It is growing at five times the speed of the market and has brought innovations to the market, supplying new services such as MMS and Video on mobile.
- Number portability and unbundling of the local loop offer further scope for growth in the Italian market, which remains one of the most attractive in Europe.
- Enel will support Wind until it reaches financial independence, which is expected within two years. At that point, Enel will evaluate all options to maximize its investment in the interest of its shareholders.

Services
Refocus - Simplify
All the activities which are not a part of the core or the telecommunications business have been grouped into a single area that reports directly to the CEO, with the aim of simplifying the business model.

Paolo Scaroni, Chief Executive, commented: *"We intend to focus our resources in the business that we know best: energy, both electricity and gas. We will make all the investments necessary to reduce our costs and improve efficiency, with the aim of becoming the most competitive producer on the Italian market. We want to grow internationally, but only if opportunities are strategically consistent and economically attractive. We believe that Wind can achieve financial independence in about two years and we will support it until that moment. Then, in a scenario which we hope will be more favorable, we will evaluate all strategic options. Enel will continue to generate a considerable cash flow, which will be used exclusively in the interests of our shareholders. In a capital-intensive industry like ours, it is important to keep our*

balance sheet solid and it is our intention to maintain the current dividend policy. I am convinced that this new strategy," Scaroni concluded, *"will bring very attractive returns for our shareholders."*

CONSOLIDATED FIRST HALF 2002 RESULTS

The demand for electricity in Italy increased in the first half of 2002 by 2.2% compared with the same period a year earlier and stood at 155.1 TWh. Energy dispatched on Enel's distribution network amounted to 126.5 TWh, a slight decrease compared with the same period a year earlier (126.9 TWh) as a result of the sale of the metropolitan networks in Rome and Turin.
The total volume sold by Enel during the first half of 2002 on the regulated market were 82.1 TWh (90.6 TWh in the first six months of 2001). This reduction of 9.4% is due to the sale of the metropolitan networks of Rome and Turin, and to the progressive opening of the free market. Enel Group sales on such market totaled 14.7 TWh (+12.7% compared with the first half 2001), with a market share of about one third.
Enel's net production in the period was 76.4 TWh, compared with 77.7 TWh in the first half of 2001, net of asset sales. The hydroelectric component fell by 31% because of lower water supplies and stood at 13.5 TWh, compared with 19.6 TWh in the first half of 2001.

*** *** ***

For comparative purposes with the data of the first half of 2001, the 2001 figures have been presented on a pro-forma basis and exclude Elettrogen and Valgen, disposed of during 2001, while they include Infostrada from January 1st, 2001.

Revenues, 14,404 million euros, are slightly lower than in the first half of 2001 (-2.4%). Higher revenue from telecommunications, international activities and gas partially compensated for the reduction in electricity sales, due mainly to the fall in fuel prices and tariff cuts.

The gross operating margin (EBITDA) came to 3,869 million euros against 4,380 for the same period a year earlier (-11.7%). This decrease is mainly due to the cancellation of the bonus on generation tariffs, changes in the dynamic of reimbursements of fuel costs, a further reduction of distribution tariffs and the narrowing of the contribution from the hydroelectric component, as well as a smaller contribution (-201 million euros) from non-recurring items. These are partially offset by the improvement in Wind's gross operating margin, which grew to a positive 232 million euros from the negative 118 million euros of the same period a year earlier, and cost savings of around 130 million euros.

The **operating income** (EBIT) was 1,448 million euros (1,991 million euros in the first half of 2001). The reduction, in absolute terms, was in line with that of the gross operating margin.
Higher depreciation in the telecommunications sector (+116 million euros) from the growth of the network and those of international activities (+71 million euros for the acquisition of Viesgo) were compensated for (-235 million euros) by the effects of the

accounting treatment of electricity connection fees, considered from 2002 to be entirely related to the year of their billing. Accruals rose by 47 million euros.

Extraordinary Items. Extraordinary income came to 2,459 million euros, of which 2,340 million euros represent the capital gain from the disposal of Eurogen. Extraordinary expense came to 1,915 million euros and include 1,511 million euros due to the write-down of Wind's goodwill and 404 million euros for other expenses, of which 223 million euros for incentives for workforce reduction. The write-down of Wind stems from a prudent estimate of the value of the telecommunications business, partly in light of the recent performances of the industry markets.

Income Taxes. The lower tax burden for the period was the result of taxation at a reduced rate of the capital gain from the sale of Eurogen, as well as the release of excess deferred taxes related to Eurogen and benefits linked to the Tremonti-bis law.

Net Income was 1,375 million euros, an increase of about 41.3% compared with the same period a year earlier.

The consolidated balance sheet registers total net assets of 20,274 million euros (21,109 million euros at the end of December, 2001) and net financial debt of 23,932 million euros (21,930 million euros at the end of 2001), mainly as a result of the dividend paid by the parent company and payment by the main subsidiaries of the substitute tax on reserves being freed-up in 2001. The debt to equity ratio at the end of the period was 1.18 compared with 1.04 at the end of 2001 and 1.3 on June 30, 2001.

Capital expenditure (tangibles and intangibles) in the first half of 2002 were 2,271 million euros (2,190 million euros in the first half of 2001).

Employees of the Group on June 30, 2002 stood at 73,068, an increase of 407 employees from the end of 2001. The increase was the result of a change in the operating perimeter (+1,469 employees) – stemming from the acquisition of Camuzzi and Viesgo and the sale of Eurogen – offset by a net reduction of 1,062 employees.

ENEL S.P.A. RESULTS FOR THE FIRST HALF OF 2002

Revenue for the first half, consisting mainly of sales to Group companies, was 1,029 million euros, compared with 2,284 million euros in the first six months of 2001, as a result of the gradual reduction of the operating activities directly managed by Enel S.p.A.

Dividends related to subsidiaries net income for the year 2001 (including tax credits and net of interim dividends already received in 2001), totaled 779 million euros. Net extraordinary income was 2,933 million euros, of which 2,901 million euros stem from capital gains generated by the disposal of Eurogen and calculated on the parent company statutory book value.

Write-downs of shareholdings totaled 4,436 million euros, of which 4,221 million euros were relative to Enel Investment Holding BV, which holds 38.725% of WIND, following the contribution of 100% of Infostrada to WIND itself. The book value of

WIND in Enel Investment Holding BV reflects the larger part of the goodwill paid by the Enel Group for acquisitions made in the telecommunications industry.
The adjustment of this value to the result of conservative estimates which take into account industry market performances, resulted in a write-down for Enel Investment Holding BV of 3,733 million euros.
The net income for the first half was 11 million euros, compared with 328 million euros for the same period in 2001.
The parent company's shareholders' equity at the end of the first half were 11,178 million euros and net financial debt was 5,891 million euros.

*** *** ***

At 2:00 p.m., at the Milan headquarters of Borsa Italiana, a presentation to financial analysts and institutional investors will be held. This will be followed by a press conference. The event will be broadcast in real time on the www.enel.it web site.
Support material for the presentation will also be available in the Investor Relations section of the site. Attached you will find reclassified tables on the consolidated Income Statement and Balance Sheet for the Enel Group and for the parent company Enel S.p.A., and it is noted that these tables and notes accompanying the Group's data have been delivered to the Board of Statutory Auditors and the Independent Auditors for their evaluation.

Enel

Consolidated Income Statement

Millions of euros	1° half 2002	(%)	1° half 2001 *Restated*	(%)	Change	(%)	1° half 2001	(%)
Revenues:								
- Electricity sales and electricity equalization fund contribution	10,140	70.4	11,433	77.5	(1,293)	(11.3)	11,372	79.6
- Telecommunications services	1,759	12.2	1,415	9.6	344	24.3	1,141	8.0
- Other services, sales and revenues	2,505	17.4	1,909	12.9	596	31.2	1,778	12.4
Total revenues	**14,404**	**100.0**	**14,757**	**100.0**	**(353)**	**(2.4)**	**14,291**	**100.0**
Operating costs:								
- Personnel	1,784	12.4	1,878	12.7	(94)	(5.0)	1,891	13.2
- Fuel consumption	2,298	16.0	2,296	15.6	2	0.1	2,607	18.2
- Electricity purchased	2,188	15.2	2,329	15.8	(141)	(6.1)	1,743	12.2
- Interconnection and roaming	717	5.0	770	5.2	(53)	(6.9)	672	4.7
- Services, leases and rentals	2,048	14.2	2,047	13.9	1	0.0	2,007	14.0
- Fuel for trading and gas for distribution	853	5.9	631	4.3	222	35.2	358	2.5
- Materials	791	5.5	511	3.5	280	54.8	490	3.4
- Other costs	347	2.4	335	2.3	12	3.6	322	2.3
- Capitalized expenses	(491)	(3.4)	(420)	(2.8)	(71)	(16.9)	(415)	(2.9)
Total operating costs	**10,535**	**73.2**	**10,377**	**70.5**	**158**	**1.5**	**9,675**	**67.6**
GROSS OPERATING MARGIN	**3,869**	**26.8**	**4,380**	**29.5**	**(511)**	**(11.7)**	**4,616**	**32.4**
Depreciation, amortization and accruals:								
- Depreciation and amortization	2,202	15.3	2,217	15.0	(15)	(0.7)	2,104	14.7
- Accruals and write-downs	219	1.5	172	1.2	47	27.3	162	1.1
Total depreciations, amortization and accruals	**2,421**	**16.8**	**2,389**	**16.2**	**32**	**1.3**	**2,266**	**15.8**
OPERATING INCOME	**1,448**	**10.0**	**1,991**	**13.3**	**(543)**	**(27.3)**	**2,350**	**16.6**
- Net financial income (expense)	(606)	(4.2)	(519)	(3.5)	(87)	(16.8)	(521)	(3.6)
- Equity investments	(21)	(0.1)	-	-	(21)		-	-
INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	**821**	**5.7**	**1,472**	**9.8**	**(651)**	**(44.2)**	**1,829**	**13.0**
- Extraordinary income (expense), net	544	3.7	29	0.2	515		457	3.2
INCOME BEFORE TAXES	**1,365**	**9.4**	**1,501**	**10.0**	**(136)**	**(9.1)**	**2,286**	**16.2**
- Income taxes	74	0.5	692	4.7	(618)	(89.3)	921	6.4
INCOME BEFORE MINORITY INTERESTS	**1,291**	**8.9**	**809**	**5.3**	**482**	**59.6**	**1,365**	**9.8**
- Minority interests	84	0.6	164	1.1	(80)	(48.8)	164	1.1
NET INCOME	1,375	9.5	973	6.4	402	41.3	1,529	10.9

Enel

Consolidated Balance Sheet

Millions of euros	As of 06.30.2002	As of 12.31.2001	Change
Net fixed assets:			
- Tangible and Intangible	49,627	48,917	710
- Financial	719	1,399	(680)
Total	**50,346**	**50,316**	**30**
Net current assets:			
- Trade receivables	7,273	6,863	410
- Inventories	2,404	1,932	472
- Other assets and net receivables from Electricity Equalization Fund	787	870	(83)
- Trade payables	(5,903)	(6,176)	273
- Net taxes payable	(199)	(995)	796
- Other liabilities	(6,358)	(5,619)	(739)
Total	**(1,996)**	**(3,125)**	**1,129**
Gross Capital Employed	**48,350**	**47,191**	**1,159**
Provisions:			
- Employee termination indemnity	(1,428)	(1,418)	(10)
- Retirement benefits	(489)	(430)	(59)
- Net deferred taxes	(966)	(1,219)	253
- Other provisions	(1,261)	(1,085)	(176)
Total	**(4,144)**	**(4,152)**	**8**
Net capital employed	**44,206**	**43,039**	**1,167**
Group shareholders' equity	20,139	20,966	(827)
Minority interests	135	143	(8)
Total shareholders' equity	**20,274**	**21,109**	**(835)**
Total financial debt	**23,932**	**21,930**	**2,002**
TOTAL	44,206	43,039	1,167

Enel S.p.A. Income Statement

Millions of euros	1° half 2002	2001	Change
Revenues:			
- Sales to Group companies	886	2,101	(1,215)
- Other revenue from Group companies	123	140	(17)
- Other revenues	20	43	(23)
Total revenues	**1,029**	**2,284**	**(1,255)**
Operating costs:			
- Personnel	29	29	-
- Fuel purchases	339	1,434	(1,095)
- Electricity purchases	459	425	34
- Services, leases and rentals	94	108	(14)
- Other costs	23	41	(18)
Total operating costs	**944**	**2,037**	**(1,093)**
GROSS OPERATING MARGIN	**85**	**247**	**(162)**
Depreciation, amortization and accruals	12	14	(2)
OPERATING INCOME	**73**	**233**	**(160)**
- Dividends and tax credit	779	1,261	(482)
- Net financial income (expense)	(130)	(204)	74
INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	**722**	**1,290**	**(568)**
- Net extraordinary income (expense)	2,933	25	2,908
- Write-down of equity investments	(4,436)	(783)	(3,653)
INCOME BEFORE TAXES	**(781)**	**532**	**(1,313)**
Income taxes	(792)	204	(996)
NET INCOME	**11**	**328**	**(317)**

Enel S.p.A. Balance Sheet

Millions of euros	As of 06.30.2002	As of 12.31.2001	Change
Net fixed assets:			
- Tangible and intangible	27	25	2
- Financial	18,325	21,184	(2,859)
Total	**18,352**	**21,209**	**(2,857)**
Net current assets:			
- Trade receivables	32	23	9
- Inventories	-	1	(1)
- Net receivables from Electricity Equalization Fund	2	1	1
- Other assets	1,839	631	1,208
- Net receivables from subsidiaries and affiliates	313	50	263
- Net tax receivables	(177)	302	(479)
- Trade payables	(457)	(663)	206
- Other liabilities	(424)	(230)	(194)
Total	**1,128**	**115**	**1,013**
Gross capital employed	**19,480**	**21,324**	**(1,844)**
Provisions	(2,411)	(154)	(2,257)
Net capital employed	**17,069**	**21,170**	**(4,101)**
Shareholders' equity	11,178	13,350	(2,172)
Total financial debt	5,891	7,820	(1,929)
Total	**17,069**	**21,170**	**(4,101)**

Enel

Enel Financial Conference

First Half 2002 Results and Strategic Guidelines

Milan, September 12th, 2002
London (satellite link)

Disclaimer

Enel

THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST PRESENTATION IN MILAN/LONDON.

THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED AT THE ANALYST PRESENTATION.

THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON.

THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED AT THE ANALYST PRESENTATION MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS , INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES AND PROJECTIONS, AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM.

FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: THE DEVELOPMENT OF ENEL'S TELECOM BUSINESS, TRENDS IN ITS BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT, THE ABILITY TO DIVERSIFY SUCCESSFULLY AND FUTURE CAPITAL EXPENDITURES.

Enel

Agenda

1.	*Strategic Overview*	*P. Scaroni*
	1.1 Strategic Portfolio & Organization	
	1.2 Strategic Guidelines	
2.	*First Half 2002 Results*	*F. Conti*
3.	*Closing Remarks*	*P. Scaroni*
4.	*Q&A*	

19

Enel

Agenda

20

1999-2002 Enel Strategy

Enel

EXPANDING INTO NEW BUSINESS AREAS

TURNING COST CENTRES INTO PROFIT CENTRES

21

1999-2002 Expanding into New Business Areas

	Acquisition Price(1)	EBITDA 1H 2002	EBIT(2) 1H 2002
Telecoms	9,072	232	- 542
International	2,801	105	26
Gas(3)	2,050	48	19
Venture Capital	202	N/A	N/A
	14,125	385	- 497

In Euro mn

(1) Enterprise Value, where applicable

(2) Net of goodwill amortisation

(3) Camuzzi acquisition price included, EBITDA and EBIT non included. Camuzzi pro-forma EBITDA for 1H 02 was Euro 63 mn

22

1999-2002 Turning Cost Centres into Profit Centres

Enel

- Engineering
- Real Estate
- Facility Management
- Fleet Management
- Satellite Broadcasting
- IT Hosting
- Training Services
- O&M Services
- Distance Learning
- Payroll Processing
- Water Resource Management
- Waste Management

1999-2002 The Result of the Strategy


Enel
Viesgo
Enel Produzione
Interpower
energy
Enel GreenPower
Terna Gruppo Enel
Enel Distribuzione
Enel Trade
Elettroambiente Gruppo Enel
Enel.Hydro
COLOMBOGAS
Enelpower
INFOSTRADA
WIND
So.l.e. Gruppo Enel
Enel.si
Enel Real Estate
Conphoebus Gruppo Enel
Enel.it Gruppo Enel
Sfera Gruppo Enel
CESI
Enel.FTL
Enel.Factor
Enel Capital

24

The New Strategy and the New Organisation

Enel

P. Scaroni

Staff

Terna
S. Mobili

Generation & Energy Management A. Craparotta	Networks V. Cannatelli	Sales V. Cannatelli	Telecoms T. Pompei	Services P. Scaroni
Enel Produzione	Enel Distribuzione (Networks)	Enel Distribuzione (Sales)	Wind	EnelPower
Enel Green Power	Enel Distribuzione Gas	Enel Vendita Gas	IOL	Enel Real Estate
Viesgo		Enel Trade	IT.Net	Enel.IT
Elettroambiente		Enel.SI		Sfera
Conphoebus		So.l.e.		Ape
Enel.FTL				CESI
Enel Logistica Comb.				Enel Capital
				Enel Hydro
COST LEADERSHIP	COST & QUALITY LEADERSHIP	CUSTOMER SERVICE	VALUE CREATION	REFOCUS

25

Services

Enel Strategy

Strategic Fit

Business Relevance

Prospective Profitability

Services
P. Scaroni

- EnelPower
- Enel Real Estate
- Enel.IT
- Sfera
- Ape
- CESI
- Enel Capital
- Enel Hydro

REFOCUS

Agenda

Enel

1. *Strategic Overview* — *P. Scaroni*

   1.1 Strategic Portfolio & Organization

   1.2 Strategic Guidelines

2. *First Half 2002 Results* — *F. Conti*
3. *Closing Remarks* — *P. Scaroni*
4. *Q&A*

Generation & Energy Management

Strategic Objectives

Lowest Cost Generator in Italy

- Reduce Italian fuel anomaly
- Extract value from integrated energy management
- Generation cost below new entrant

Profitable Growth

- European focus
- Strategic fit and self-standing profitability
- Renewables: profit from unique expertise and technology

FOCUS ON MARGINS

Generation & Energy Management

Lowest Cost Generator

Capacity Mix



47
37
24
14
38
Mix Enel 2001
Mix Enel 2007
Hydro + Renewables
CCGT
Coal & Orimulsion
Gas & Oil ST + OCGT

Generation Costs



New Entrant Cost
Generation Cost 2001
Generation Cost 2007

Generation and Energy Management

Profitable Growth

Enel

- No growth for growth's sake
- Strategic fit and self-standing profitability
- Existing markets and integrated energy management
- Opportunities in Central and Eastern Europe
- Renewables: profit from unique expertise and technology

30

Enel

Networks

Strategic Objectives

Cost Reduction & Quality

Power

- Consistently exceed regulatory cost targets
- Rightsize and prioritise capex
- Achieve regulated quality targets

Gas

- Consolidation into a single platform
- Rationalisation of operations
- Synergies with power distribution

EFFICIENT OPERATIONS AND EFFICIENT USE OF CAPITAL IN A REGULATED BUSINESS

Sales

Strategic Objectives

Margin-Driven Volumes in a Liberalising Market

- Power
- Gas
- Service differentiation

Unique, Competitive Positioning

- Branding
- Unique sales organization, channels and processes
- Dual fuel and gas sourcing synergies

PREPARING FOR FULL DEREGULATION

Telecoms

Performance

A Success Story	• Results in line with plans in a slower market • 5x growth vs overall market • Investments and start up risks behind
Cost and Service Leadership	• Significant capex/opex savings from integrated operations • Recouped network coverage gap • New services: first to MMS, sole in Video on mobile
Attractive Growth Prospects	• Cross selling • Number portability early successes • ULL addressable market

AN ESTABLISHED OPERATOR WITH EXCITING OPPORTUNITIES AHEAD

Telecoms

Enel Strategy

A Financial Investor Approach	• Wind development largely independent from Enel core business • Maximize the value of Enel investment
Ensuring Financial Support to the Existing Plans	• Support funding of current business plan • Approximately € 1 Bn cash infusion to ensure Wind's financial independence
Waiting for a More Favourable Environment	• IPO prospects affected by current market conditions • Continue a constructive relationship with FT

A FINANCIAL INVESTOR IN AN ATTRACTIVE MARKET

34

Enel

Agenda

1. *Strategic Overview* — *P. Scaroni*
   - *1.1 Strategic Portfolio & Organization*
   - *1.2 Strategic Guidelines*
2. *First Half 2002 Results* — *F. Conti*
3. *Closing Remarks* — *P. Scaroni*
4. *Q&A*

35

Enel

1H2002 Results at a Glance

Income Statement

	1H2002		1H2001 Pro-Forma[1]		% Change	
	Total	**WIND[2]**	**Total**	**WIND[2]**	**Total**	**WIND[2]**
Revenues	14,404	1,887	14,757	1,620	-2.4%	16,5%
Operating Costs	10,535	1,655	10,377	1,738	1.5%	-4,8%
Of which:						
Personnel Costs	1,784	173	1,878	166	-5.0%	4.2%
EBITDA	3,869	232	4,380	-118	-11.7%	nm
% of Revenues	*27%*	12%	*30%*	*nm*		
EBIT	1,448	-269[3]	1,991	-520[3]	-27.3%	48,3%
% of Revenues	*10%*	nm	*13%*	nm		
EBT	1,365	-427	1,501	-656	-9.1%	34.9%
Group Net Income	1,375	-316	973	-525	41.3%	39.8%
% of Revenues	*10%*		*7%*			

All figures in Euro mn, unless otherwise stated
(1) 1H2001 figures have been restated to include Infostrada and to exclude Elettrogen and Valgen from January 1st; metropolitan networks disposed in the 2H01 (Acea, AEM Torino) have not been excluded.
(2) Gross of intercompany elisions
(3) Before goodwill amortisation

36

Enel

1H2002 Results at a Glance

Balance Sheet

	June 30th, 2002	December 31st, 2001	% Change
Net Financial Debt	23,932	21,930	+9.1%
of which:			
WIND	6,029	5,321	+13.3%
Shareholders' Equity	20,274	21,109	-3,9%
Leverage	1.18x	1.04x	+0.14x
FFO Interest Coverage	6.4x	7.4x	-1.0x
Net Capital Employed	44,206	43,039	+2.7%

33 *All figures in Euro mn; unless otherwise stated*

Results by Divisions

	Generation & Energy Management		Networks & Sales		WIND		Services, Terna and Holding	
	1H02	1H01 (1)	1H02	1H01	1H02	1H01 (1)	1H02	1H01
Revenues	5,794	6,165	9,902	11,365	1,887	1,620	2,722	3,573
EBITDA	1,487	2,267	1,681	1,597	232	-118	509	660
EBIT	790	1,628	1,029	757	-269 (2)	-520 (2)	211	425
Net Capital Employed	14,919	14,133 (3)	11,300	9,942 (3)	11,960	13,148 (3)	5,930 (4)	5,720 (3)(4)

All figures in Euro mn; All figures gross of intercompany elisions
(1) Pro forma
(2) Before goodwill amortisation
(3) As of December 31, 2001
(4) Net Capital Employed excludes Holding

38

EBITDA Drivers - by Business Areas


-511
4,380
(780)
+84
+40
+350
(205)
3,869
1H2001 EBITDA(1)
Generation & Energy Management
Networks & Sales
Terna
WIND
Holding & Other
1H2002 EBITDA

All figures in Euro mn
(1) Pro forma, including Infostrada and excluding Elettrogen and Valgen from January 1st

39

Agenda

Enel

1. *Strategic Overview* — ***P. Scaroni***

    1.1 Strategic Portfolio & Organization

    1.2 Strategic Guidelines

2. *First Half 2002 Results* — ***F. Conti***
3. *Closing Remarks* — ***P. Scaroni***
4. *Q&A*

40

Closing Remarks

Focus on Shareholder Total Return

Focus on Energy

- Cost leadership and efficiencies in power and gas
- Financial investor approach to Telecoms
- Refocus existing non-core

Profitable Growth

- Ready to expand internationally to mitigate regulatory and market risk
- Profit from renewable know how and technology
- All growth initiatives justified on strategic fit and EPS enhancement

A Safe Haven

- Strict investment discipline
- Close attention to balance sheet
- Dividends

Agenda

1. ***Strategic Overview*** — ***P. Scaroni***
    - ***1.1 Strategic Portfolio & Organization***
    - ***1.2 Strategic Guidelines***
2. ***First Half 2002 Results*** — ***F. Conti***
3. ***Closing Remarks*** — ***P. Scaroni***
4. ***Q&A***

42

Appendices

Enel

43

Operational Data

Enel

	1H2002		1H2001 Pro-Forma		% Change	
	Enel	**Total[(1)]**	**Enel**	**Total[(1)]**	**Enel**	**Total**
Total Demand	102.2	155.1	110.2	151.7	-7.3%	2.2%
Losses	5.4	7.6	6.6	8.3	-17.9%	-8.4%
Total Volumes Sold	96,8	147.5	103,6	143.4	-6,6%	2.8%
Of which:						
Regulated Market	82,1	102.2	90,6	106.5	-9,4%	-4.0%
High Voltage	*8,5*		*9,1*		-6,6%	
Medium Voltage	*21,3*		*28,2*		-24,6%	
Low Voltage	*52,3*		*53,3*		-1,7%	
Free Market	14,7	45.3	13,0	36.9	12,7%	22.7%
High Voltage	7,5		8,4		-10,7%	
Medium Voltage	7,2		4,7		54,2%	
Total Energy Dispatched	120,2	147.5	122,2	143.4	-1,7%	2.8%

All figures in TWh
(1) Enel's estimates

44

Operational Data - Cont'd

Enel

	1H2002		1H2001 Pro-Forma		% Change(1)	
	Enel	**Total(2)**	**Enel**	**Total(2)**	**Enel**	**Total**
Net Energy Production	76.4	135.1	77.7(3)	131.9	-1.7%	2.4%
Of which:						
Thermal	*60.7*		*55.9(3)*		8.7%	
Hydroelectric	*13.5*		*19.6(3)*		-31.0%	
Geothermal & Other	*2.1*		*2.2(3)*		-4.6%	
Imports	11.3	25.4(4)	12.6	24.6(4)	-10.4%	3.3%
Purchase of Energy	27.0		27.7		-2.7%	
Sales to Producers	7.1		3.0		135.0%	
Pumping	5.4	5.4	4.8	4.8	11.6%	11.6%
Total Demand	102.2	155.1	110.2	151.7	-7.3%	2.2%

All figures in TWh
(1) Percentage change calculated on GWh
(2) GRTN's estimates
(3) Proforma, net of Elettrogen and Valgen
(4) Net Imports

45

Electricity Revenue Analysis



-1,293
11,433
-223
-1,477
-131
-202
+740
10,140
1H01 Revenues Proforma
Δ Fixed Tariff
Δ Fuel Tariff Component
Free Market
0,31 cEuro/kWh Bonus
Other
1H02 Revenues

All figures in Euro mn

COGS Analysis


+1.5%
10,377
10,535
1,878
335
631
770
2,558
2,329
2,296
1,784
347
853
717
2,839
2,188
2,298
Personnel
Other
Gas for Distribution + Fuel for Trading
Interconnections & Roaming
External Costs
Purchase of Energy
Cost of Fuel
1H2001 Pro Forma
1H2002

Headcount:

	2001	1H02
Period-end	72,661	73,068(1)
Of which:		
WIND	8,428	8,261

+0.6%

- Dispatching — Euro 449mn
- 75% recapture of *Penale Idro* — Euro 187mn
- Generation & Energy Management — Euro 492mn
- Networks & Sales — Euro 590mn
- WIND — Euro 631mn
- Other — Euro 490mn

All figures in Euro mn
Total COGS are net of capitalised costs
(1) Including Viesgo (941) and Camuzzi (2,167)

47

Gas Business: 1H2002 Results

Enel

Gas 1H02 Profit and Losses Statement

(Euro million)



500
400
300
200
100
0
480
(390)
90
(18)
72
Revenues
Costs
Gas Margin
Operating Costs(1)
EBITDA

(1) Net of connections and other revenues

2002 mcm Sold to Third Parties



Generation & Energy Management
37%
Networks & Sales
63%

Networks & Sales	1,425mcm
Generation & Energy Management	822mcm
Total	**2,247 mcm**

48

Telecom Business: 1H2002 Results

Customers
- Fixed: 7.2 mn - +12% (6,4 mn at June 2001)
- Mobile: 8.1 mn - +25% (6.5 mn)
- Internet: 11 mn - +54% (7.1 mn)

Traffic
- 30 bn minutes (3.7 bn mobile, 11.4 bn fixed, 14.8 bn internet) - +18% vs 1H 2001

Service Revenues
- Mobile: 800 bn (+30% vs 1H01)
- Fixed & Internet: 980 bn (+13% vs 1H01)

Network Deployment
- Mobile coverage at 97% of population with 6,700 BTS (vs 88% at June 2001 with 4,500 BTS)
- 100% coverage for fixed in Carrier Pre-Selection

Service Deployment
- 1st to launch MMS
- The only operator in Europe offering video via the mobile
- LLU services ready for launch in September

Operating Results



1,620
1,887
Total Revenues
1,478
1,780
Service Revenues
+302
(+20%)
232
+12.3%
Gross Operating Margin
+350
-118
- 7.3%
-316
Net Loss
+209
-525
1H01(1)
1H02

Financials do not include Enel Investment Holding BV
(1) Proforma including Infostrada

49

Enel

Quarterly Results Evolution

Income Statement

	2002				2001 Reported			
	Q1		Q2		Q1		Q2	
	Total	WIND	Total	WIND	Total	WIND	Total	WIND
Revenues(1)	7,347	921	7,057	966	6,940	489	7,351	850
Operating Costs(1)	5,331	804	5,204	851	4,749	590	4,926	885
Of which:								
Personnel Costs	903	88	881	85	909	46	982	86
EBITDA	2,016	117	1,853	115	2,191	-101	2,425	-35
% of Revenues	27%	13%	26%	12%	32%	-21%	33%	-4%
EBIT(2)	911	-114	841	-155	1,218	-201	1,294	-248
Goodwill Amortization	151	137	153	137	18	9	144	137

All figures in Euro mn, unless otherwise stated
(1) Electricity figures net of intercompany elisions
(2) Before Goodwill amortisation

50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel
Società per Azioni

Dated: September 18, 2002